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U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Toshiba Kemikaru Kabushiki Kaisha
(Name of Subject Company)

Toshiba Chemical Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Kyocera Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Toshiba Chemical Corporation
3-9, Shinbashi 3-chome
Minato-ku, Tokyo 105-0004, Japan
81-3-3502-3212
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

Exhibit Number	Description
1	Notice, dated June 12, 2002, concerning the proposed exchange of shares of common stock of Toshiba Chemical Corporation for shares of common stock of Kyocera Corporation (excerpt)*
2	Notice, dated June 27, 2002, concerning the resolution at the 28th ordinary general shareholders meeting of Toshiba Chemical Corporation relating to the exchange of shares of common stock of Toshiba Chemical Corporation for shares of common stock of Kyocera Corporation

Item 2. *Informational Legends*

The registered legends are included on the last page of the documents filed as Exhibits.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following document is attached as an exhibit to this Form:

Exhibit Number	Description
A	Press release, dated May 16, 2002, concerning the proposed exchange of shares of common stock of Toshiba Chemical Corporation for shares of common stock of Kyocera Corporation**

PART III. CONSENT TO SERVICE OF PROCESS

Kyocera Corporation has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on June 7, 2002.

* Previously furnished to the Commission as a part of Form CB on June 11, 2002.

** Previously furnished to the Commission as a part of Form CB on June 7, 2002.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYOCERA CORPORATION

By: ______________________
Hideki Ishida
Managing Director
General Manager of Business Systems Administration Group

Date: June 27, 2002

Exhibit 2

(Translation)

June 27, 2002

To Our Shareholders:

President and Director Iwao Yamazaki
Toshiba Chemical Corporation
14-25, Ryoke 1-chome, Kawaguchi-shi,
Saitama Prefecture

Notice of Resolution for the 28th Ordinary General Meeting of Shareholders

We hereby give notice that the matters as set for the below were reported or resolved at the 28th Ordinary General Meeting of Shareholders which was held on the date hereof.

Matters reported:

The business report, balance sheet and statement of income with respect to the 28th fiscal year from April 1, 2001 to March 31, 2002

The contents of the financial statements above were reported.

Matters resolved:

Agendum No. 1: Approval of proposed disposition of loss for the 28th fiscal year

It was resolved as proposed by the Company. For the 28th fiscal year the Company again recorded a deficit, as in the preceding fiscal year. The Company regrets that, in the light of the severe management environment surrounding the Company, the Company will not distribute any cash dividends for the 28th fiscal year.

Agendum No. 2: Approval of the Stock Swap with Kyocera Corporation

It was resolved, as proposed by the Company, that the Company shall carry out the stock swap with Kyocera Corporation as of August 1, 2002.

Agendum No. 3: Amendments to the Articles of Incorporation

It was resolved, as proposed by the Company, that the Articles of Incorporation of the Company shall be amended as necessary to reflect the change in the location of the headquarters of the Company to Kawaguchi-City, Saitama Prefecture and the amendments to the Commercial Code in 2001.

Agendum No. 4: Election of Seven Directors

Mr. Iwao Yamazaki, Mr. Mikiya Nakagawa, Mr. Katsuaki Sato, Mr. Tsutomu Nagata, Mr. Akira Yoshizumi, Mr. Hiromi Kasahara and Mr. Hikaru Okunoyama were elected as Directors of the Company and assumed their offices.

Agendum No. 5: Authorization of Payment of Retirement Allowance to a Retiring Director

It was resolved, as proposed by the Company, that the Company would pay retirement allowance to Mr. Nobuyoshi Aoki, Mr. Natsuhiko Kosugi and Mr. Hideo Otsuka, in an amount reasonable and in accordance with the standards prescribed by the Company and taking into consideration of the practices in the past.
It was also resolved that the particular amount, timing and method of payment of such allowance shall be determined by resolution of the Board of Directors.

To Shareholders in the United States:

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.